

January 16, 2013

<u>Via E-mail</u>
Angela D. Shinabargar
Chief Financial Officer
Butler National Corporation
19920 West 161st Street
Olathe, Kansas 66062

> **Re:** **Butler National Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 28, 2011**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 30, 2012**
> **File No. 000-01678**

Dear Ms. Shinabargar:

We have reviewed your response letter dated April 13, 2012 as well as your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended April 30, 2012</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1(f) – Other Assets, page 47</u>

1. According to the Lottery Gaming Facility Management Contract, filed as Exhibit 10.6 to your Form 10-Q for the quarter ended July 31, 2012, you were required to pay a privilege fee of $5.5 million to the State of Kansas. It appears that such payment was made on your behalf by BHC Investment Company (BHCI). In this regard, it appears you did not record the $5.5

million privilege fee, along with the corresponding liability to BHCI, until January of 2012. The Lease, filed as Exhibit 10.8 to your Form 10-Q for the quarter ended July 31, 2012, appears to set forth the repayment terms with respect to the amount, including accrued interest, due to BHCI. Since the aforementioned privilege fee relates to the operation of the Boot Hill Casino and Resort, which operation commenced on December 15, 2009, it appears you should have recorded amortization expense over a 15-year life upon the commencement of operation of the Boot Hill Casino and Resort. It also appears you should have recorded interest expense on your obligation to BHCI prior to January of 2012. We believe both of these expenses should have been recorded in order to achieve proper matching of the expenses related to your operation of the Boot Hill Casino and Resort with the revenue you generated from such operation. Please explain to us the basis for your current accounting treatment of the privilege fee, and why you did not record your obligation to BHCI at the time payment of the $5.5 million privilege fee was made to the State of Kansas on your behalf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief